July 15, 2024

Paul Campbell
Executive Vice President and Chief Financial Officer
NCR Atleos Corp
864 Spring Street NW
Atlanta, GA 30308

       Re: NCR Atleos Corp
           Form 10-K for the fiscal year ended December 31, 2023
           Form 8-K/A Furnished March 26, 2024
           Form 8-K Furnished May 13, 2024
           File No. 001-41728
Dear Paul Campbell:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2023
Management's Discussion and Analysis of Financial Condition and Results of Operations
Key Strategic Financial Metrics, page 46

1. We note you no longer disclose total units owned/managed/serviced; ATM-as-a-service;
       and payment transactions as performance metrics, which you indicated in your response letter dated June 23, 2023, you use to monitor your ability to retain and grow your customer base. We also note you currently disclose ATMaaS Units and ARR for the self-
       service banking segment and self-service banking terminal network units and LTM ARPU for the network segment as key strategic metrics in the supplemental materials in the
       Form 8-K furnished on May 13, 2024. Please revise to incorporate these measures included and discussed in the supplemental materials, and any other measures used to monitor customer retention and renewals or otherwise evaluate your business and monitor performance. Refer to SEC Release 33-10751.
 July 15, 2024
Page 2
Consolidated Results
Gross Margin, page 49

2. We note your disclosure of a non-GAAP measure, gross margin as a percentage of revenue excluding amounts such as, reserves on net assets transferred, amortization of acquisition-related intangibles, and stock-based compensation expense; however, you have not provided the disclosures required by Item 10(e)(1)(i) of Regulation S-K nor have you labeled it as non-GAAP. Please revise to provide the required disclosures or alternatively incorporate the quantitative impact of these items in your discussion of the change in gross margin. Similar revisions should be made in your discussion on selling, general and administrative expense as well as research and development expenses.
Form 8-K/A Furnished March 26, 2024
Exhibit 99.2, page 30

3. We note your presentation of segment results on slides 29-31. Please explain your intention in presenting slide 29 including the disclosure of income from operations by segment and tell us whether your chief operating decision maker uses income from operations when assessing performance. In this regard, we note that in your Form 10-K your disclosures on page 88 indicate that Adjusted EBITDA is your segment measure of performance. Also, explain why the segment results in table 30 are labeled as non-GAAP.
       Refer to Question 104.01 of the Non-GAAP C&DIs.
Form 8-K Furnished May 13, 2024
Exhibit 99.1, page 1

4. Please revise the bullets on page 1 to present the comparable GAAP measures of net loss and operating cash flow with equal or greater prominence to your non-GAAP measures, adjusted EBITDA and adjusted free cash flow, respectively. Refer to Question 102.10(a)
       of the non-GAAP C&DIs.

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Melissa Kindelan at 202-551-3564 or Christine Dietz at 202-551-3408
with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Technology